SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of July, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




           RYANAIR ANNOUNCES PASSENGER GROWTH OF 47% FOR JUNE 2003

The following are Ryanair's passenger and internet statistics for June 2003.



                                   June           June      Rolling 12 months
                                                              ended 30th June
                                   2002           2003               2003

    Passengers 1               1,245,416      1,829,692          17,327,826

    Load Factor 2                  88%            79%                83%

    Internet Sales                 91%            94%                92%
    Percentage3




 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because Ryanair is a no-refund airline, and once a flight has departed a no-show customer is not entitled to change flights or seek a refund.

 2. Represents the number of passengers as a proportion of the number of seats available for passengers.

 3. Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.

ENDS  3rd July 2003


For further information please contact:

Pauline McAlester, Murray Consultants: +353 1 4980300
Paul Fitzsimmons, Ryanair: +353 1 8121228



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  3rd July 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director